INGEN DYNAMICS, INC.

REGULATION CF OFFERING SUBSCRIPTION PACKET

NOTICE TO INVESTORS

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT ON FORM C HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE ACT. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT (THE "AGREEMENT") OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO PROSPECTIVE INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THE SECURITIES CANNOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE SECURITIES ACT. IN ADDITION, THE SECURITIES CANNOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH APPLICABLE STATE SECURITIES OR "BLUE SKY" LAWS. INVESTORS WHO ARE NOT "ACCREDITED INVESTORS" (AS THAT TERM IS DEFINED IN SECTION 501 OF REGULATION D PROMULGATED UNDER THE SECURITIES ACT) ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4.6 OF THE AGREEMENT. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH INVESTOR IN THE AGREEMENT AND THE OTHER INFORMATION PROVIDED BY INVESTOR IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS PROVIDED BY THE COMPANY (COLLECTIVELY, THE "OFFERING MATERIALS"), OR ANY PRIOR OR

SUBSEQUENT COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS (INCLUDING "TESTING THE WATERS" MATERIALS) AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANTS AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD- LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

INGEN DYNAMICS, INC.

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this "*Agreement*") is entered into by and between InGen Dynamics, Inc., a Delaware corporation (hereinafter the "*Company*"), and the undersigned investor (hereinafter the "*Investor*") as of the date set forth on the signature page hereto. Any term used but not defined herein shall have the meaning set forth in the Offering Statement (as defined below).

RECITALS

WHEREAS, the Company desires to offer shares of its Class D Common Stock, par value $0.00001 per share (the "*Class D Shares*"), on a "best efforts" basis pursuant to Regulation CF of Section 4(a)(6) of the Securities Act of 1933, as amended (the "*Securities Act*"), at a purchase price of $40.00 per Class D Share (the "*Per Share Purchase Price*"), for total gross proceeds of up to $5,000,000.00 (the "*Maximum Offering Amount*") (collectively, the "*Offering*");

WHEREAS, the Investor desires to acquire that number of Class D Shares (the "*Shares*") as set forth on the signature page hereto at the purchase price set forth herein; and

WHEREAS, the Offering will terminate on the earlier of (i) the date on which the Maximum Offering Amount is sold or (ii) when the Company's board of directors elects to terminate the Offering (in each such case, the "*Termination Date*");

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto do hereby agree as follows:

AGREEMENT

1.   Subscription for Class D Shares.

1.1.   Subscription; Payment. The Investor hereby irrevocably subscribes for and agrees to purchase the number of Shares set forth on the signature page hereto at the Per Share Purchase Price, upon the terms and conditions set forth herein (the "*Subscription*"). The aggregate purchase price for the Shares with respect to each Investor (the "*Purchase Price*") is payable in the manner provided in Section 2 below. The minimum purchase requirement by the Investor is $1,000.00; however, the Company may waive the minimum purchase requirement on a case-by-case basis in its sole discretion.

1.2.   Investor Processing Fee. The Investor understands that the Company will assess an investor processing fee equal to $30.00 (the "*Investor Fee*"). The Investor Fee shall count against the per Investor limit set out in Section 4.6 below.

1.3.   Qualification; Closing. The Investor understands that the Shares are being offered pursuant to the Offering Statement on Form C dated November 29, 2023, and all exhibits thereto filed with the U.S. Securities and Exchange Commission (the "*SEC*") on November 29, 2023, (collectively, the "*Offering Statement*"). The Company will accept tenders of funds to purchase the Shares. The Company will close on investments on a "rolling basis," pursuant to the terms of the Offering Statement (each, a "*Closing*"). As a result, not all investors will receive their Shares on the same date.

1.4. <u>Acceptance</u>. This Subscription for the Shares may be accepted or rejected in whole or in part, for any reason or for no reason, at any time prior to the Termination Date, by the Company at its sole and absolute discretion. In addition, the Company, at its sole and absolute discretion, may allocate to Investor only a portion of the number of the Shares that Investor has subscribed for hereunder. The Company will notify Investor whether this Subscription is accepted (whether in whole or in part) or rejected. If the Investor's Subscription is rejected, the Investor's payment (or portion thereof if partially rejected) will be returned to Investor without interest and all of Investor's obligations hereunder shall terminate. In the event of rejection of this Subscription in its entirety, or in the event the sale of the Shares (or any portion thereof) to an Investor is not consummated for any reason, this Agreement shall have no force or effect, except for <u>Section 6</u> hereof, which shall remain in full force and effect.

1.5. <u>Offering Limits</u>. The aggregate number of Shares sold shall not exceed 125,000, excluding the 25,000 shares that may be issued as "*Bonus Shares*" (as defined in the Offering Statement). The minimum required Offering amount is $10,000.00. The Company may accept subscriptions until the Termination Date. The Company may elect at any time to close all or any portion of the Offering, on various dates at or prior to the Termination Date.

1.6. <u>Transferees</u>. The terms of this Agreement shall be binding upon the Investor and its permitted transferees, heirs, successors and assigns (collectively, the "*Transferees*"); *provided, however*, that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge and agree to be bound by the representations and warranties of Investor and the terms of this Agreement, including without limitation the "market stand-off" agreement in <u>Section 5.1</u>, the waiver of statutory information rights in <u>Section 5.2</u>, the forum selection and waiver of jury trial in <u>Section 6</u> and indemnification of the Company in <u>Section 7</u>, in substantially the form set forth therein. The Company shall not record any transfer of Class D Shares on its books unless and until such Transferee shall have complied with the terms of this <u>Section 1.5</u>.

2. <u>Payment and Purchase Procedure</u>. The Purchase Price shall be paid simultaneously with Investor's Subscription. Investor shall deliver payment for the aggregate Purchase Price of the Shares by credit card, ACH deposit or by wire transfer as outlined in <u>Section 9</u> below. The Investor acknowledges that, in order to subscribe for Shares, the Investor must fully comply with the purchase procedure requirements set forth in <u>Section 9</u> below.

2.1. <u>Subscription Acceptance</u>. If this Subscription is accepted by the Company, the Investor agrees to comply fully with the terms of this Agreement and all other applicable documents or instruments of the Company. The Investor further agrees to execute any other necessary documents or instruments in connection with this Subscription and the Investor's purchase of the Shares.

2.2.   Subscription Rejection. In the event that this Subscription is rejected in full or the Offering is terminated, payment made by the Investor for the Shares will be refunded to the Investor without interest and without deduction, and all of the obligations of the Investor hereunder shall terminate. To the extent that this Subscription is rejected in part, the Company shall refund to the Investor any payment made by the Investor to the Company with respect to the rejected portion of this Subscription without interest and without deduction, and all of the obligations of Investor hereunder shall remain in full force and effect except for those obligations with respect to the rejected portion of this Subscription, which shall terminate.

2.3.   Purchase Procedure. The Investor acknowledges that, in order to subscribe for the Shares, the Investor must, and the Investor does hereby, deliver to the Company (a) a fully completed and executed counterpart of the signature page attached to this Agreement and (b) payment for the aggregate Purchase Price in the amount set forth on the signature page attached to this Agreement. Payment may be made by either wire, credit card or ACH deposit. The transactions contemplated hereby will be completed electronically through software provided by the Company.

3.   Representations and Warranties of the Company. The Company represents and warrants to Investor that the following representations and warranties are true and complete in all material respects as of the date of each Closing:

3.1.   Organization, Good Standing, Corporate Power and Qualification. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Agreement, the Shares and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

3.2.   Valid Issuance of Shares. The issuance, sale and delivery of the Shares in accordance with this Agreement have been duly authorized by all necessary corporate action on the part of the Company, and the Shares, when issued, sold and delivered against payment therefor in accordance with the provisions of this Agreement, will be duly and validly issued, fully paid and nonassessable.

3.3.   Authorization. The acceptance by the Company of this Agreement and the consummation of the transactions contemplated hereby are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon the Company's acceptance of this Agreement, this Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (c) with respect to provisions relating to indemnification and contribution, as limited by the Company's certificate of incorporation, as amended, bylaws and the Delaware General Corporation Law (the "*DGCL*").

4.	Representations and Warranties of Investor. By subscribing to the Offering, Investor (and, if Investor is purchasing the Shares subscribed for hereby in a fiduciary capacity, the person or persons for whom Investor is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects, as of the date of each Closing in which the Investor is participating:

4.1.	Authorization. Investor has all necessary power and authority under all applicable provisions of law to subscribe to the Offering, to execute and deliver this Agreement and to carry out the provisions thereof. All actions on Investor's part required for the lawful subscription to the Offering have been or will be effectively taken prior to the Closing. Upon subscribing to the Offering, this Agreement will be a valid and binding obligation of Investor, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (ii) as limited by general principles of equity that restrict the availability of equitable remedies.

4.2.	Disclosure of Information. Investor acknowledges the public availability of the Company's Offering Statement on Form C which can be viewed on the SEC's Edgar Database at www.sec.gov, under the CIK number 0001690888. In the Company's Offering Statement, it makes clear the terms and conditions of the Offering of the Shares, and the risks associated therewith are described. The Investor has had an opportunity to discuss the Company's business, management and financial affairs with the management of the Company and has had the opportunity to review the Company's Offering materials. Investor has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this Subscription. Investor acknowledges that except as set forth herein, no representations or warranties have been made to Investor, or to Investor's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

4.3.	Investment Experience; Investor Determination of Suitability. The Investor has sufficient experience in financial and business matters to be capable of utilizing such information to evaluate the merits and risks of Investor's investment in the Shares, and to make an informed decision relating thereto. Alternatively, the Investor has utilized the services of a purchaser representative and together they have sufficient experience in financial and business matters that they are capable of utilizing such information to evaluate the merits and risks of Investor's investment in the Shares, and to make an informed decision relating thereto. Investor has evaluated the risks of an investment in the Shares, including those described in the section of the Offering Statement entitled "Risk Factors," and has determined that the investment is suitable for Investor. Investor has adequate financial resources for an investment of this character. The Investor could bear a complete loss of Investor's investment in the Company.

4.4.	No Registration. Investor understands that the Shares are not being registered under the Securities Act on the ground that the issuance is exempt under Regulation CF of Section 4(a)(6) of the Securities Act, and that reliance on such exemption is predicated in part on the truth and accuracy of Investor's representations and warranties, and those of the other purchasers of the Shares, in the Offering. Investor further understands that, at present, the Company is offering the Shares solely by members of its management and board of directors.

However, the Company has engaged DealMaker Securities LLC (the "*Broker*" or "*DMS*"), a broker-dealer registered with the SEC and a member of Financial Industry Regulatory Authority ("*FINRA*"), to perform certain administrative and compliance related functions in connection with the Offering, but not for underwriting or placement agent services. The Company has agreed to pay the Broker a cash commission equal to 8.5 percent of the amount raised in the Offering to support the Offering once the Offering commences. The Company has also agreed to pay through DMS, Novation Solutions Inc. O/A DealMaker ("DealMaker") for technology platform hosting, transaction and payment processing fees, and DealMaker Transfer Agent LLC for agent services. The Investor covenants not to sell, transfer or otherwise dispose of any Shares unless such Shares have been registered under the applicable state securities laws in which the Shares are sold, or unless exemptions from such registration requirements are otherwise available.

4.5.   Illiquidity and Continued Economic Risk. Investor acknowledges and agrees that there is no ready public market for the Shares and that there is no guarantee that a market for their resale will ever exist. The Company has no obligation to list any of the Shares on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended (the "*Exchange Act*")) with respect to facilitating trading or resale of the Shares. Investor must bear the economic risk of this investment indefinitely and Investor acknowledges that Investor is able to bear the economic risk of losing Investor's entire investment in the Shares.

4.6.   Accredited Investor Status or Investment Limits. Investor represents that either: (i) that Investor is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act; or (ii) the Purchase Price, together with any other amounts previously used to purchase the Shares in the Offering and any other amounts used to purchase securities from other issuers being offered in reliance upon Regulation CF, does not exceed the limits specified in Rule 100(a)(2) or Regulation CF. Investor represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

4.7.   Stockholder Information. Within five (5) days after receipt of a request from the Company, Investor hereby agrees to provide such information with respect to its status as a stockholder (or potential stockholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject, including, without limitation, the need to determine the accredited investor status of the Company's stockholders. Investor further agrees that in the event it transfers any Shares, it will require the transferee of such Shares to agree to provide such information to the Company as a condition of such transfer.

4.8.   Valuation; Arbitrary Determination of Per Share Purchase Price by the Company. Investor acknowledges that the Per Share Purchase Price of the Class D Shares to be sold in the Offering was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. Investor further acknowledges that future offerings of securities of the Company may be made at lower valuations, with the result that Investor's investment will bear a lower valuation.

4.9.   Domicile. Investor maintains Investor's domicile (and is not a transient or temporary resident) at the address provided with Investors Subscription.

4.10.   Foreign Investors. If Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. Investor's Subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of Investor's jurisdiction.

4.11.   Fiduciary Capacity. If Investor is purchasing the Shares in a fiduciary capacity for another person or entity, including without limitation a corporation, partnership, trust or any other entity, the Investor has been duly authorized and empowered to execute this Agreement and all other subscription documents. Upon request of the Company, Investor will provide true, complete and current copies of all relevant documents creating the Investor, authorizing its investment in the Company and/or evidencing the satisfaction of the foregoing.

4.12.   Accuracy of Disclosures. The personal, business and financial information provided by the Investor to the Company along with this Agreement or through any online website is complete and accurate, and presents a true statement of the Investor's financial condition. The Investor further sets forth statements upon which reliance can be made to determine the suitability of the Investor to purchase the Shares.

5.   Investor Restrictions.

5.1.   "Market Stand-Off" Agreement. To the extent requested by the Company or an underwriter of securities of the Company, the Investor and any Transferee thereof (each, a "*Stockholder*"), shall not, without the prior written consent of the managing underwriters in the IPO (as defined below), offer, sell, make any short sale of, grant or sell any option for the purchase of, lend, pledge, otherwise transfer or dispose of (directly or indirectly), enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership (whether any such transaction is described above or is to be settled by delivery of Securities or other securities, in cash, or otherwise), any Class D Shares or other shares of stock of the Company then owned by such Stockholder, or enter into an agreement to do any of the foregoing, for up to 180 days following the effective date of the registration statement of the initial public offering of the Company (the "*IPO*") filed under the Securities Act. For purposes of this Section 5, "Company" includes any wholly owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on the certificates representing the shares subject to this Section 5 and may impose stop transfer instructions with respect to the Class D Shares and such other shares of stock of each Stockholder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Each Stockholder shall enter into any agreement reasonably required by the underwriters to the IPO to implement the foregoing within any reasonable timeframe so requested. The underwriters for any IPO are intended third-party beneficiaries of this Section 5 and shall have the right, power and authority to enforce the provisions of this Section 5 as though they were parties hereto.

5.2.   Waiver of Statutory Information Rights. The Investor hereby acknowledges and agrees that until the consummation of the IPO, the Investor shall hereby be deemed to have unconditionally and irrevocably, to the fullest extent permitted by law, on behalf of such Investor and all beneficial owners of the Class D Shares owned by such Investor (a "*Beneficial Owner*"), waived any rights such Investor or a Beneficial Owner might otherwise have had under Section 220 of the DGCL (or under similar rights under other applicable law) to inspect for any proper purpose and to make copies and extracts from the Company's stock ledger, a list of its stockholders and its other books and records or the books and records of any subsidiary. The Investor hereby further warrants and represents that it has reviewed this waiver with its legal counsel, and that the Investor knowingly and voluntarily waives its rights otherwise provided by Section 220 of the DGCL (or under similar rights under other applicable law).

6.   Governing Law; Jurisdiction; Waiver of Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of the Offering Statement, including, without limitation, this Agreement, shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any documents included within the Offering Statement (whether brought against a party hereto, its affiliates or their respective employees, directors, officers, shareholders, members, partners, affiliates, representatives, agents, successors or assigns) shall be commenced exclusively in the state and federal courts sitting in the State of Delaware. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the State of Delaware for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the documents included within the Offering Statement), and hereby irrevocably waives, and agrees not to assert in any action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party hereto shall commence an action or proceeding to enforce any provisions of the documents included within the Offering Statement, then the prevailing party in such action or proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

This choice of forum provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Securities Act or the Exchange Act and does not apply to claims arising under the federal securities laws. Accordingly, the exclusive forum provision will not relieve the Company of its duties to comply with the federal securities laws and the rules and regulations thereunder, and the Investor cannot waive Investor's compliance with these laws, rules, and regulations.

IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

This waiver of jury trial does not waive compliance with federal securities laws and the rules and regulations promulgated thereunder. Accordingly, this jury trial waiver provision will not relieve the Company of its duties to comply with federal securities laws and the rules and regulations thereunder, and the Investor cannot waive the Company's compliance with these laws, rules, and regulations.

7. <u>Survival of Representations and Indemnity</u>. The representations, warranties and covenants made by the Investor and the rights and agreements set forth in <u>Section 5</u>, <u>Section 6</u> and this <u>Section 7</u> herein shall survive any termination of this Agreement. The Investor agrees to indemnify and hold harmless the Company, its affiliates and their respective employees, directors, officers, stockholders, partners, affiliates, representatives, agents, successors or assigns, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by Investor to comply with any covenant or agreement made by Investor herein or in any other document furnished by Investor to any of the foregoing in connection with this transaction.

8. <u>Notices</u>. Notice, requests, demands and other communications relating to this Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed on the date of such delivery to the address of the respective parties as follows, if to the Company, to InGen Dynamics, Inc., 4500 Great America Parkway, Suite 191, Santa Clara, California 95054, Attention: Arshad Hisham, Chief Executive Officer; and if to the Investor, at Investor's address supplied in connection with this Subscription, or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by email shall be confirmed by letter given in accordance with (a) or (b) above. All notices and communications to be given or otherwise made to Investor shall be deemed to be sufficient if sent by email to such address provided by Investor on the signature page of this Agreement. Unless otherwise specified in this Agreement, Investor shall send all notices or other communications required to be given hereunder to the Company by email to <u>investorrelations@ingendynamics.com</u> followed by a copy via FedEx or other national overnight courier service. Any such notice or communication shall be deemed to have been delivered and received on the first business day following that on which the e-mail has been sent (assuming that there is no error in delivery). As used in this <u>Section 8</u>, the

term "business day" shall mean any day other than a day on which banking institutions in the State of California are legally closed for business.

9.   Miscellaneous.

9.1.   Successors and Assigns. Other than as set forth herein, this Agreement is not transferable or assignable by Investor. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Investor and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

9.2.   Amendment. None of the provisions of this Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Investor.

9.3.   Severability. In the event any part of this Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement. The invalidity, illegality or unenforceability of one or more of the provisions of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of this Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

9.4.   Entire Agreement. This Agreement supersedes all prior discussions and agreements between the parties, if any, with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

9.5.   No Third-Party Beneficiaries. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

9.6.   Captions; Pronouns. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

9.7.   Attorneys' Fees. In the event that either party hereto shall commence any suit, action or other proceeding to interpret this Agreement, or determine to enforce any right or obligation created hereby, then such party, if it prevails in such action, shall recover its reasonable costs and expenses incurred in connection therewith, including, but not limited to, reasonable attorney's fees and expenses and costs of appeal, if any.

9.8.   Counterparts. This Agreement may be executed in one or more counterparts. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

10. <u>Consent to Electronic Delivery</u>.

10.1. <u>Delaware Stockholder Notices</u>. The Investor consents to the delivery of any stockholder notice pursuant to the DGCL, as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) to such email address provided by the Investor on the signature page of this Agreement, as updated from time to time by notice to the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected email address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. The Investor agrees to promptly notify the Company of any change in its email address, and that failure to do so shall not affect the foregoing.

10.2. <u>Other Notices and Information</u>. The Investor hereby agrees that the Company may deliver all SEC reports, including offering statements, exhibits, supplements, U.S., Canadian or other non-U.S. legends, notices, financial statements, valuations, reports, reviews, analyses or other materials, and any and all other documents, information and communications concerning the affairs of the Company and its investments, including, without limitation. information about the investment required or permitted to be provided to the Investor with respect to the Shares, to the fullest extent permitted by law, by means of email or by posting on an electronic message board or by other means of electronic communication. The Investor hereby consents to receive from the Company electronically all documents, communications, notices, contracts, and agreements arising from or relating in any way to the Investor's or the Company's rights, obligations or services under this Agreement including materials or information made available to Investor in connection with the Offering over the web-based platform maintained by Dealmaker (each a "*Disclosure*"). The decision to do business with the Company electronically is the Investor's decision. This Agreement informs the Investor of its rights concerning Disclosures. In so consenting, Investor acknowledges that email messages are not secure and may contain computer viruses or other defects, may not be accurately replicated on other systems or may be intercepted, deleted or interfered with, with or without the knowledge of the sender or the intended recipient. The Investor also acknowledges that an email from the Company may be accessed by recipients other than the Investor and may be interfered with, may contain computer viruses or other defects and may not be successfully replicated on other systems. Neither the Company, nor any of its affiliates nor any of their respective officers, directors, employees, consultants, contracts, affiliates, agents, representatives, affiliates, successors or assigns, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act (collectively, the "*Company Parties*"), gives any warranties in relation to these matters. Investor further understands and agrees to each of the following: (a) other than with respect to tax documents in the case of an election to receive paper versions, none of the Company Parties will be under any obligation to provide Investor with paper versions of any Communications; (b) electronic Communications may be provided to Investor via e-mail or a website of a Company Party upon written notice of such website's internet address to such Investor. In order to view and retain the Communications, the Investor's computer hardware and software must, at a minimum, be capable of accessing the Internet, with connectivity to an internet service provider or any other capable communications medium, and with software capable of viewing and printing a portable document format ("*PDF*") file created by Adobe Acrobat. Further, the Investor must have a personal e-mail address capable of sending and receiving e-mail messages to and from the Company Parties. To print the documents, the Investor will need access to a printer compatible with his or her hardware and the required software; (c) if these software or hardware requirements change in the future, a Company Party will notify the Investor through written notification. To facilitate these services, the Investor must provide the Company with his or her current e-mail address and update that information as necessary. Unless otherwise required by law, the Investor will be deemed to have received any electronic Communications that are sent to the most current e-mail address that the Investor has provided to the Company in writing; (d) none of the Company Parties will assume liability for non-receipt of notification of the availability of electronic Communications in the event the Investor's e-mail address on file is invalid; the Investor's e-mail or Internet service provider filters the notification as "spam" or "junk mail"; there is a malfunction in the Investor's computer, browser, internet service or software; or for other reasons beyond the control of the Company Parties; and (e) solely with respect to the provision of tax documents by a Company Party, the Investor agrees to each of the following: (i) if the Investor does not consent to receive tax documents electronically, a paper copy will be provided, and (ii) the Investor's consent to receive tax documents electronically continues for every tax year of the Company until the Investor withdraws its consent by notifying the Company in writing.

[*Signature page follows*]

INVESTOR CERTIFIES THAT HE HAS READ THIS ENTIRE AGREEMENT AND THAT EVERY STATEMENT MADE BY THE INVESTOR HEREIN IS TRUE AND COMPLETE.

THE COMPANY MAY NOT BE OFFERING THE SECURITIES IN EVERY STATE. THE OFFERING MATERIALS DO NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR JURISDICTION IN WHICH THE SECURITIES ARE NOT BEING OFFERED. THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT, IN WHOLE OR IN PART, FOR ANY REASON OR FOR NO REASON, ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE DOLLAR AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

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